UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December 2007
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Further Oil Discovery, Block 32, Angola
EX-99.2: Petrochemical Complex, Arzew, Algeria
EX-99.3: Two Onshore Blocks with Sinopec, Yemen
EX-99.4: 20 years since first oil on North Alwyn platform
EX-99.5: Distillate Hydrocracker start-up, Dalian refinery, China
EX-99.6: Final Investment Decision for Angola LNG Project
EX-99.7: Appointments of O.Damas-Nottin and P.Jordan
EX-99.8: Collision with no pollution or injuries, Gulf of Aden
EX-99.9: First Commercial Oil Production, Surmont Oil Sands, Canada
EX-99.10: Memorandum of Understanding between Total and Indonesia
EX-99.11: New Vision VLCC Caught in Recent Atlantic Storm
EX-99.12: Pazflor development, Block 17, Angola
EX 99.13: 4th Quarter 2007 Share Buy Back

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 17, 2008	By:	/s/ Charles Paris de Bollardière

		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Further oil discovery on Block 32, in the Angolan ultra deep offshore (December 3, 2007).

➢	EXHIBIT 99.2:	Total and Sonatrach Confirm Construction of a Petrochemical Complex in Arzew, Algeria (December 4, 2007).

➢	EXHIBIT 99.3:	Total Farms into Two Onshore Blocks in Yemen with Sinopec (December 5, 2007).

➢	EXHIBIT 99.4:	Twenty years since first oil on North Alwyn platform (December 6, 2007).

➢	EXHIBIT 99.5:	China: Start-up of a new distillate hydrocracker at the Dalian refinery (December 10, 2007).

➢	EXHIBIT 99.6:	Final Investment Decision for Angola LNG Project (December 10, 2007).

➢	EXHIBIT 99.7:	Appointments of Odile de Damas-Nottin and Philip Jordan (December 10, 2007).

➢	EXHIBIT 99.8:	Collision Between a Container Ship and a Total-Chartered Oil Tanker in the Gulf of Aden — No Injuries, No Pollution (December 10, 2007).

➢	EXHIBIT 99.9:	Canada: The Surmont Oil Sands Project Produces First Commercial Oil (December 11, 2007).

➢	EXHIBIT 99.10:	Total and Indonesia sign a Memorandum of Understanding on CO2 capture and storage (December 17, 2007).

➢	EXHIBIT 99.11:	New Vision VLCC Caught in Recent Atlantic Storm — The Situation is under Control (December 21, 2007).

➢	EXHIBIT 99.12:	Angolan offshore: Total launches Pazflor development on Block 17. A world technology first (December 27, 2007).

➢	EXHIBIT 99.13:	Notice of Repurchase of Ordinary Shares of Total for the 4th quarter 2007 (January 8, 2008).